EXHIBIT 99.1

For Immediate Release 21-16-TR	Date:	March 31, 2021

Teck Donates $1 Million to UNICEF Canada to Support

the ACT-Accelerator and COVAX

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced a $1 million contribution to UNICEF Canada in support of the Access to COVID-19 Tools (ACT) Accelerator, a global partnership dedicated to the equitable distribution of vaccines, treatment and testing for COVID-19.

“UNICEF is proud to be leading the global delivery of COVID-19 vaccines along with corporate partners like Teck. Teck is the first Canadian company to support UNICEF Canada’s COVID-19 fundraising efforts and its generous contribution will play a key role in helping us ensure safe, fast and equitable access to vaccines, tests and treatments," said David Morley, President and CEO of UNICEF Canada. "Together, we are investing in strong health systems that ultimately train frontline health and social workers around the world to support the children and their families left ever more vulnerable by the pandemic.”

Teck’s contribution to the ACT-Accelerator and COVAX, its vaccines pillar, will help support COVID-19 relief efforts for countries most in need and will ensure equitable access to COVID-19 vaccines, tests and treatments. The contribution will ensure that approximately 250,000 health workers in the most difficult to reach communities receive vaccination from COVID-19 and will establish permanent infrastructure to serve future women and children’s needs.

“Teck is proud to support the global effort to tackle COVID-19 in partnership with UNICEF and the Government of Canada,” said Don Lindsay, President and CEO, Teck. “Teck is focused on supporting the health and safety of our local and global communities. Beating COVID-19 is a global effort and by supporting the work of COVAX to provide access to vaccines we can help improve health and safety for everyone.”

COVAX is a global collaboration co-led by Gavi, the Vaccine Alliance, the Coalition for Epidemic Preparedness Innovations (CEPI) and WHO, and includes UNICEF, which leads on procurement and delivery, as well as getting countries ready to receive vaccines. It is currently targeting 190 countries having access to 2 billion COVID-19 vaccine doses available for delivery by the end of 2021. For more information on COVAX, please visit UNICEF Canada’s website.

This donation is part of Teck’s $20 million COVID-19 Response Fund, supporting critical social initiatives and increased healthcare capacity in the communities in which Teck operates and globally. Through the fund, Teck also made an additional $1 million available to advance the use of copper products to support infection control and prevention through its Copper & Health program, and has supported numerous health and social service organizations. Teck also donated $500,000 to UNICEF (in collaboration with the

World Health Organization Solidarity Response Fund) to provide critical medical and sanitation supplies, equipment and training in over 180 countries. For more information on Teck’s response to COVID-19, visit teck.com/updates.

Click here to view a recent UNICEF Canada video about this initiative.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About UNICEF

UNICEF is the world’s leading humanitarian organization focused on children. We work in the most challenging areas to provide protection, healthcare and immunizations, education, safe water and sanitation and nutrition. As part of the United Nations, our unrivaled reach spans more than 190 countries and territories, ensuring we are on the ground to help the most disadvantaged children. While part of the UN system, UNICEF relies entirely on voluntary donations to finance our life-saving work. Please visit unicef.ca and follow us on Twitter, Facebook and Instagram.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

UNICEF Canada Media Contact:

Marie-Claude Rouillard

Communications Manager

514.232.4510

MRouillard@unicef.ca

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